Vaccinex, Inc.

1895 Mount Hope Avenue

Rochester, New York 14620

January 17, 2024

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vaccinex, Inc.
Registration Statement on Form S-3
Filed January 10, 2024
File No. 333-276465
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Vaccinex, Inc. hereby requests that the Securities and Exchange Commission accelerate the effectiveness of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) and declare the Registration Statement effective as of 8:30 a.m., Eastern Time, on January 19, 2024, or as soon thereafter as possible.

Please feel free to direct any questions or comments concerning this request to William Intner of Hogan Lovells US LLP at (410) 659-2778, and once the Registration Statement has been declared effective, please notify Mr. Intner by calling him at the same phone number.

Very truly yours,

Vaccinex, Inc.

/s/ Scott E. Royer
By:	Scott E. Royer
Title:	Chief Financial Officer